     International Paper
     Company Hourly
     Savings Plan

     Financial Statements
     Years Ended December 31, 2003 and 2002,
     Supplemental Schedule as of December 31, 2003, and Report of Independent Registered
     Public Accounting Firm

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the

                         Securities Exchange Act of 1934


For the Year Ended December 31, 2003               Commission file number 1-3157



                           INTERNATIONAL PAPER COMPANY
                               HOURLY SAVINGS PLAN
                            (Full title of the plan)



                           INTERNATIONAL PAPER COMPANY
                               400 Atlantic Street
                           Stamford, Connecticut 06921
                            Telephone: (203) 541-8000
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)



                                   13-0872805
                      (I.R.S. Employer Identification No.)


================================================================================

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

TABLE OF CONTENTS

---------------------------------------------------------------------------------------------------

                                                                                               Page

REPORT OF INDEPENDENT REGISTERED
   PUBLIC ACCOUNTING FIRM                                                                        1


FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 2003 AND 2002:

   Statements of Net Assets Available for Benefits                                               2

   Statements of Changes in Net Assets Available for Benefits                                    3

   Notes to Financial Statements                                                               4-13

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held at End of Year)
     as of December 31, 2003                                                                    15


All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Plan Administrator
International Paper Company
Hourly Savings Plan

We have audited the accompanying statements of net assets available for benefits of International Paper Company Hourly Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
-------------------------

Memphis, Tennessee
June 22, 2004

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
(Amounts in thousands)

------------------------------------------------------------------------------------------------------------------------

                                                                                       2003             2002

ASSETS:
  Investments--Plan interest in Master Trust (Notes 1, 2, 3, 4, 5, and 6):
    Participant-directed investments                                                $ 715,324        $ 584,174
    Non participant-directed investments (Note 5)                                     118,516          109,229
    Participant loans                                                                  48,072           42,710
                                                                                    ---------        ---------

           Total investments--Plan interest in Master Trust                           881,912          736,113
                                                                                    ---------        ---------

  Receivables:
    Participants' contributions                                                         1,545            1,462
    Employer's contributions                                                              400              335
                                                                                    ---------        ---------

           Total receivables                                                            1,945            1,797
                                                                                    ---------        ---------

LIABILITIES:
  Accrued expenses                                                                        (54)            (405)
                                                                                    ---------        ---------

NET ASSETS AVAILABLE FOR BENEFITS                                                   $ 883,803        $ 737,505
                                                                                    =========        =========

See notes to financial statements.

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002
(Amounts in thousands)

--------------------------------------------------------------------------------------------------------------

                                                                                       2003             2002

ADDITIONS:
  Contributions:
    Participants' contributions                                                     $  67,107        $  62,020
    Employer's contributions                                                           18,885           17,155
                                                                                    ---------        ---------

          Total contributions                                                          85,992           79,175
                                                                                    ---------        ---------

  Investment income--Plan interest in Master Trust
    (Notes 1, 2, 3, 4, and 5)                                                         119,579             -

  Net transfers from other plans (Note 8)                                                -             490,170
                                                                                    ---------        ---------

          Total additions                                                             205,571          569,345
                                                                                    ---------        ---------

DEDUCTIONS:
  Investment loss--Plan interest in Master Trust
    (Notes 1, 2, 3, 4, and 5)                                                            -              49,892
  Benefits paid to participants                                                        56,486           52,842
  Administrative expenses                                                               1,362            2,058
  Net transfers to other plans (Note 8)                                                 1,425             -
                                                                                    ---------        ---------

          Total deductions                                                             59,273          104,792
                                                                                    ---------        ---------

NET INCREASE                                                                          146,298          464,553

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                                   737,505          272,952
                                                                                    ---------        ---------

  End of year                                                                       $ 883,803         $737,505
                                                                                    =========        =========

See notes to financial statements.

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


1. DESCRIPTION OF THE PLAN

      The following description of International Paper Company Hourly Savings Plan (the "Plan") provides only general information about the provisions of the Plan. Participants should refer to the Plan document or the Plan's summary plan description for a more complete description of the Plan's provisions.

      General--The Plan is a defined contribution plan providing retirement benefits to certain designated groups of hourly-paid employees of International Paper Company and its subsidiaries (the "Company") who work in the United States or who are United States citizens or residents working outside the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

      The assets of the Plan are held by State Street Bank and Trust Company (the "Trustee") in the International Paper Company Defined Contribution Plans Master Trust (the "Master Trust"), a master trust established by the Company and administered by the Trustee.

      Effective April 1, 2002, (1) the Plan was renamed the International Paper Company Hourly Savings Plan; (2) J.P. Morgan Retirement Plan Services, previously J.P. Morgan/American Century, (the "Recordkeeper") became the recordkeeper for the Plan; (3) new investment options, including an open brokerage window, were implemented; and (4) new employees are automatically enrolled in the Plan 45 days from the date they become eligible to participate, unless they otherwise decline participation or make alternative contribution and/or or investment elections.

      Eligibility to Participate--An employee is generally eligible to participate in the Plan upon the completion of one month of continuous service if the employee is an hourly employee at a designated location and is employed on a non-temporary basis. Participation in the Plan is voluntary.

      Participant Contributions--Participant contributions are subject to certain Internal Revenue Code (the "Code") limitations.

      Prior to April 1, 2002, participants could make contributions of up to 4% of their total pay (on either a before-tax or an after-tax basis). For certain locations, participants were also allowed to make supplemental contributions of up to 12% of their total pay (on either a before-tax or an after-tax basis).

      Effective April 1, 2002, the maximum rate of participant contributions is 85% of annual compensation as defined by the Plan, with participant contributions made on either a before-tax or an after-tax basis, or any combination thereof.

      Company Matching Contributions--Prior to April 1, 2002, the Company matched 50% of participant contributions up to 4% of total pay, with no match for certain designated groups.

      Effective April 1, 2002, as specified in an appendix to the Plan document, the Company matches 50% of participants' contributions up to either 4% or 6% of a participant's annual compensation, subject to certain limitations.

      Rollover Contributions--The Plan is authorized to accept rollover contributions and direct trust-to-trust transfers of amounts which participants are entitled to receive from other qualified profit sharing, stock bonus, and savings plans.

      Investments--Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers several diversified portfolios and pooled funds, a fixed income option referred to as the Stable Value Fund, an open brokerage window, and the Company's common stock as investment options for participants.

      Prior to April 1, 2002, Company matching contributions were invested in the Stable Value Fund. Beginning with the year a participant attained age 55, the participant could transfer all or a part of the Company's matching contributions restricted to investment in the Stable Value Fund to any of the other investment options.

      Effective April 1, 2002, 50% of the Company's matching contributions must be invested in the Company Stock Fund ("Company Match Restricted") and the remaining 50% may be invested, as directed by the participant, into the various investment options offered by the Plan. Beginning in the year a participant reaches age 55, or upon termination of employment, the participant may transfer all or part of his Company Match Restricted balance to the other investment options.

      ESOP Portion of the Plan--Effective January 1, 2003, the Company Stock Fund, excluding contributions made in the current plan year, is designated as an employee stock ownership plan ("ESOP"). With respect to dividends paid on shares of Company stock held in the ESOP portion of the Plan, participants are permitted to elect to receive cash payouts of the dividends or to leave the dividends in the Plan to be reinvested in shares of Company stock.

      Participant Accounts--Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participants' contributions, the Company's matching contributions and an allocation of Plan earnings, and is charged with benefit distributions, if applicable, and allocations of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting--Participants are immediately vested in their participant contributions and rollover contributions, plus earnings thereon.

      Prior to April 1, 2002, participants were 100% vested in their Company matching contributions, plus earnings thereon.

      Effective April 1, 2002, participants not yet 100% vested become 100% vested in Company matching contributions, plus earnings thereon, after three years of completed service.

      Participants also are fully vested in their Company matching contributions upon attainment of age 65, termination of employment due to death or disability, or termination of employment due to permanent closure of an employee's work facility. The vesting schedule of a merged plan shall be substituted for the Plan schedule if it is more favorable to an employee who was participating in such plan on the merger date. Forfeited balances of terminated participants are used to reduce future Company contributions.

      Loans to Participants--Prior to April 1, 2002, participant loans were not permitted by the Plan. Existing loans in the Plan represented participant loans that were transferred into the Plan from other savings plans merged into the Plan.

      Effective April 1, 2002, participants may borrow from their accounts an amount not to exceed (on a cumulative outstanding basis) the lesser of (1) 50% of the value of a participant's contributions, rollover accounts, and the vested portion of his Company contributions account, less any restricted portions of such accounts, or (2) $50,000 reduced by the excess of the participant's largest outstanding balance of all loans during the 12 months preceding the date the loan is to be made over the outstanding balance of loans on the date such loan is made. Loans are repayable through payroll deduction, beginning approximately 60 days after the effective date of the loan, with a minimum loan period of one year. The maximum repayment period is five years, unless for the purchase of a principal residence in which case the maximum repayment period is ten years. It is permissible to have two loans outstanding at any one time, but only one principal residence loan is allowed at a time. The interest rate is determined by the plan administrator based on the prime interest rate as published in the Wall Street Journal plus 1%. Interest rates on loans outstanding ranged from 4.75% to 10.5% at December 31, 2003.

      Withdrawals--Prior to April 1, 2002, participant withdrawals were not permitted by the Plan.

      Effective April 1, 2002, a participant may make a general withdrawal in the following order: (1) the value of the after-tax contributions made before the preceding 24-month period and the unmatched after-tax contributions made within the preceding 24-month period with no suspension penalty or contribution suspension; (2) the value of the matched after-tax contributions made during the preceding 24-months with a 3-month suspension penalty period during which no Company matching contributions are made; (3) the value of any rollover account; and (4) the value of certain prior Company matching contributions as detailed in the appendix to the Plan document.

      If the total amount available to a participant for a general withdrawal is insufficient to meet his or her financial needs, a participant who has not attained age 59 1/2 may apply for a hardship withdrawal of vested Company matching contributions and earnings thereon, before-tax contributions and pre-1989 earnings on before-tax contributions.

      A participant who makes a hardship withdrawal must suspend contributions to the Plan for six months. Prior to April 1, 2003, in the year following the distribution, contributions were limited to the annual maximum allowed by federal law less the amount of the employee's before-tax contributions in the year of the hardship withdrawal. As an alternative, a participant could file a certification of financial hardship.

      Effective April 1, 2003, the contribution limitation for the year following the hardship withdrawal is eliminated. The certification of financial hardship alternative is unchanged.

      Participants who have attained age 59 1/2 may withdraw the value of before-tax contributions and the value of vested Company matching contributions, in addition to all amounts available under a general withdrawal.

      Payment of Benefits--Distributions may be made when a participant retires, terminates employment, or dies. With the exception of the Company Stock Fund, distributions are in cash for the value of the participant's account. Distributions from the Company Stock Fund are made in shares of Company common stock, in cash, or in a combination of shares and cash, as selected by the participant.

      Upon termination of employment, a participant may elect a distribution in a lump-sum payment or through installments over 5 to 20 years. Terminated participants may defer distribution to a date occurring on or prior to the date the participant attains age 70 1/2.

      Prior to April 1, 2002, death benefits to a beneficiary of an active participant were paid in a lump sum.

      Effective April 1, 2002, death benefits to a beneficiary are paid in either a lump-sum payment within 5 years of the participant's death or in installment payments commencing within one year of the participant's death, as elected by the beneficiary. If the beneficiary is the participant's spouse, the beneficiary may elect to defer the distribution to the date the participant would have been age 70 1/2.

      Some participants that have become participants in the Plan due to plan mergers have benefits differing from the general provisions of the Plan. The appendix to the Plan's summary plan description explains these benefits in detail by location. These participants are often allowed to continue certain benefits offered in their previous plans. The contributions available for such withdrawals are only those contributions made under their previous plans and not the contributions or earnings thereon made under the Plan's provisions.

      Administrative Expenses--All administrative fees and expenses are charged to the Plan. The Recordkeeper nets the Master Trust administrative expenses of each plan with the investment income or loss of the Master Trust. Plan level expenses are included in administrative expenses on the accompanying statements of changes in net assets available for benefits.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America generally requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

      Investment Valuation and Income Recognition--The Plan's interest in the Master Trust is stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value (Note 3). If available, quoted market prices are used to value investments. Pooled accounts are valued at the net asset value of units held by the Plan at year-end. Shares of the open brokerage window and the Company's common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balances.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Management fees and operating expenses charged to the Master Trust for investments in Master Trust investment accounts and the open brokerage window are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as an adjustment to net appreciation (depreciation) in fair market value of investments for such investments.

      The Master Trust utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      Payment of Benefits--Benefit payments to participants are recorded upon distribution.

      Reclassifications--Certain reclassifications have been made to the December 31, 2002 financial statements to conform to the current year presentation.


3. INVESTMENT CONTRACTS

      The Plan has entered into various benefit-responsive investment contracts with insurance companies, which maintain the contributions in a general account. The accounts are credited with earnings on the underlying investments and charged for participant distributions and administrative expenses. The investment policy portfolio is managed by Deutsche Asset Management. The contracts are included in the financial statements at contract value as reported to the Plan by the issuers. Contract value represents contributions made under the contract, plus earnings, less participant distributions and administrative expenses. Participants may ordinarily direct the distribution or transfer of all or a portion of their investment at contract value as reported to the Plan by the issuers.

      The investment contracts are classified as either guaranteed investment contracts ("GIC") or synthetic investment contracts ("SIC"). A SIC differs from a GIC in that the Plan owns the assets underlying the investment of a SIC. The bank or insurance company issues a contract, referred to as a "wrapper," that guarantees the value of the underlying investment for the duration of the SIC. The wrapper contracts are valued as the difference between the contract value of the SIC and the fair value of the underlying assets. The investment contract portfolio is valued based on the contract value of the contracts held in aggregate by the portfolio.

      There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts held by the Master Trust at December 31, 2003 and 2002 was $1,456,269,852 and $1,411,693,416, respectively. The contract value of the investment contracts held by the Master Trust at December 31, 2003 and 2002 was $1,397,459,338 and $1,338,690,593, respectively. The aggregate average yields of the investment contracts for the years ended December 31, 2003 and 2002 were 5.32% and 6.17%, respectively. The aggregate crediting interest rates for the investment contracts as of December 31, 2003 and 2002 were 4.76% and 5.83%, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

      In addition to the investment contracts, the investment contract portfolio includes a State Street Bank and Trust Company money market fund, which had an aggregate fair value of $60,938,581 and $53,881,134 at December 31, 2003 and 2002, respectively.


4. MASTER TRUST

      The Plan's investment assets are held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Trust. Use of the Master Trust permits the commingling of trust assets with the assets of other plans sponsored by the Company for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets and administrative expenses are allocated by the Recordkeeper to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

      The net assets of the Master Trust at December 31, 2003 and 2002, are summarized as follows (in thousands):


                                                                                      2003             2002
Master Trust Net Assets:
  At fair value:
    Company Stock Fund Master Trust Investment Account                             $  835,973       $  780,851
                                                                                   ----------       ----------

    RIC Master Trust Investment Account:
       Conservative Smartmix Fund                                                      40,769           32,138
       Moderate Smartmix Fund                                                         232,680          172,245
       Aggressive Smartmix Fund                                                        79,729           41,391
       Cash                                                                               984            1,182
                                                                                   ----------       ----------

        Total RIC Master Trust Investment Account                                     354,162          246,956
                                                                                   ----------       ----------

    Commingled Investment Group Trust
      Master Trust Investment Accounts:
        US Fixed Income Bond Pool                                                      87,060          109,328
        Emerging Market Equity Fixed Income Pool                                       18,680            3,068
        Emerging Market Equity Pool                                                    33,812            2,228
        High Yield Bond Pool                                                           14,642            4,289
        Non US Developed Equity Pool                                                   88,722           61,786
        US Small Cap Pool                                                             119,029           61,823
        US Mid Cap Pool                                                                71,795           28,129
        US Large Cap Pool                                                             774,172          603,554
                                                                                   ----------       ----------

           Total Commingled Investment Group Trust
             Master Trust Investment Accounts                                       1,207,912          874,205
                                                                                   ----------       ----------

    Open Brokerage Window                                                              40,297           23,619

    SSGA FDS Money Market Fund                                                            552              546

    International Paper Company common stock                                               21               17

    Participants Loans                                                                103,445          100,802

    At contract value:
      Stable Value Fund Master Trust Investment Account                             1,398,141        1,338,491
                                                                                   ----------       ----------

        Total Master Trust Net Assets                                              $3,940,503       $3,365,487
                                                                                   ==========       ==========

Plan interest in the Master Trust                                                  $  881,912       $  736,113
                                                                                   ==========       ==========

Plan interest in the Master Trust as a percentage of total                                 22%              22%
                                                                                   ==========       ==========

      The net investment income (loss) of the Master Trust for the years ended December 31, 2003 and 2002 is summarized below (in thousands):


                                                                                       2003             2002
Master Trust investment income (loss):
  Net appreciation (depreciation) of investments at fair value:
    Company Stock Fund Master Trust Investment Account                             $  175,739       $ (116,086)
    RIC Master Trust Investment Account:
       Conservative Smartmix Fund                                                       3,751              696
       Moderate Smartmix Fund                                                          42,074          (21,267)
       Aggressive Smartmix Fund                                                        16,133           (6,683)
    Commingled Investment Group Trust
      Master Trust Investment Accounts:
        US Fixed Income Bond Pool                                                       5,006            8,538
        Emerging Market Equity Fixed Income Pool                                        2,739              120
        Emerging Market Equity Pool                                                     6,699             (157)
        High Yield Bond Pool                                                            1,894               40
        Non US Developed Equity Pool                                                   22,834          (13,584)
        US Small Cap Pool                                                              28,635          (14,569)
        US Mid Cap Pool                                                                15,129           (6,375)
        US Large Cap Pool                                                             184,964         (195,347)
  Open Brokerage Window                                                                 9,847           (6,012)
  Clearing Account                                                                       -                 (39)
  S&P 500 Index                                                                          -                 339
  Overseas Fund                                                                          -                (190)
  Growth Fund                                                                            -              (4,993)
  Net appreciation (depreciation) of investments at contract value:
    Stable Value Fund Master Trust Investment Account                                  69,900           71,498
    Nevamar Income                                                                       (969)            -
                                                                                   ----------       ----------
           Total net appreciation (depreciation)                                      584,375         (304,071)
                                                                                   ----------       ----------

  Interest and Dividends:
    Company Stock Fund Master Trust Investment Account                                 20,867           21,226
    RIC Master Trust Investment Account:
      Conservative Smartmix Fund                                                           26               18
      Moderate Smartmix Fund                                                             (750)              98
      Aggressive Smartmix Fund                                                           (394)              35
    Commingled Investment Group Trust
      Master Trust Investment Accounts:
      Non US Developed Equity Pool                                                         31             -
    SSGA FDS Money Market Fund                                                           -                   8
    Participant loans                                                                   6,284            7,019
    Clearing Account                                                                     -                  58
    Stable Value Fund Master Trust Investment Account                                      46             -
                                                                                   ----------       ----------
           Total interest and dividends                                                26,110           28,462
                                                                                   ----------       ----------

Total Master Trust investment income (loss)                                        $  610,485       $ (275,609)
                                                                                   ==========       ==========

Investment income (loss)--Plan interest in Master Trust                            $  119,579       $  (49,892)
                                                                                   ==========       ==========


5. NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund, which includes both participant and nonparticipant-directed investments as of and for the years ended December 31, 2003 and 2002 is as follows (in thousands):

                                                                                       2003             2002

Net assets--beginning of year                                                       $ 109,229        $  12,039
                                                                                    ---------        ---------

Changes in net assets:
  Investment income (loss)--Plan interest in Master Trust                              29,042          (20,130)
  Employer's contributions                                                             10,039            7,891
  Participants' contributions                                                           3,384            3,021
  Benefits paid to participants                                                        (7,084)          (9,622)
  Transfers (to) from participant-directed investments--net                           (25,748)           5,510
  Transfers (to) from other plans/trusts--net                                            (346)         110,520
                                                                                    ---------        ---------

Net change                                                                              9,287           97,190
                                                                                    ---------        ---------

Net assets--end of year                                                             $ 118,516        $ 109,229
                                                                                    =========        =========


6. RELATED-PARTY TRANSACTIONS

      Certain of the Master Trust's investments are units of master trust investment accounts managed by the Trustee. State Street Bank and Trust Company is the trustee, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust to the Trustee for trustee services were approximately $1,065,000 and $900,000 for the years ended December 31, 2003 and 2002, respectively.

      Also included in the Master Trust's investments are shares of common stock of International Paper Company, the Plan's sponsor, which qualify as party-in-interest transactions.


7. INCOME TAX STATUS

      The Internal Revenue Service ("IRS") has determined and informed the Company, by a letter dated May 8, 2003, that the Plan and related trust were designed in accordance with the applicable requirements of the Code. The Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. TRANSFERS TO/FROM OTHER PLANS

      The following table summarizes the net transfers to and (from) the Plan during 2003 and 2002 (in thousands):


                                                                                       2003             2002
International Paper Company Retirement Savings Plan, portion merged
into the Plan effective March 31, 2002                                              $    -           $ 146,172

Champion International Corporation Savings Plan for Hourly Employees
#158, merged into the Plan effective March 31, 2002                                      -             214,295

Union Camp Corporation Franklin Employee Investment Plan--
Franklin, Virginia, merged into the Plan effective March 31, 2002                        -              49,105

Union Camp Corporation Savannah Employee Investment Plan--
Savannah, Georgia, merged into the Plan effective March 31, 2002                         -              38,450

Union Camp Corporation Prattville Employee Investment Plan--
Pratville, Alabama, merged into the Plan effective March 31, 2002                        -              23,432

Union Camp Corporation Employees Investment Plan, merged
into the Plan effective March 31, 2002                                                   -              29,034

Union Camp Corporation Employee Savings and Investment Plan                              -                  84

Ace Paper Products 401(k) Salary Deferral Plan, merged into
the Plan effective March 31, 2002                                                        -                 713

Imperial Cup Profit Sharing Plan, merged into the Plan effective
March 31, 2002                                                                           -               1,675

The Weston Paper and Manufacturing Co. 401(k) Savings Plan
for Collectively Bargained Employees, merged into the Plan
effective March 31, 2002                                                                 -               1,643

Shorewood Packaging Corporation Union Retirement and
Savings Plan, merged into the Plan effective March 31, 2002                              -                 843

Conversion due to sale of Nevamar                                                        -             (13,446)

International Paper Company Salaried Savings Plan, net transfer
due to change in employment status                                                     (1,425)          (1,420)

Other                                                                                    -                (410)
                                                                                    ---------        ---------

    Total net transfers (to) from other plans                                       $  (1,425)       $ 490,170
                                                                                    =========        =========


9. PLAN TERMINATION


      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.


10. NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

      During 2002, on a few occasions, the Company inadvertently remitted participant contributions to the Trustee later than required by Department of Labor Regulation 2510.3-102. The Company has filed Forms 5330 with the IRS and has paid the required excise tax on the transactions. During 2003, there were no nonexempt party-in-interest transactions.

11. SUBSEQUENT EVENT

      The Plan was amended effective January 1, 2004, to allow loans to participants who are no longer employed by the Company, to require the automatic distribution of the account of a terminated participant whose account balance is $5,000 or less, and to accept rollover contributions from traditional individual retirement accounts.

                        SUPPLEMENTAL SCHEDULE OF SELECTED
                                 FINANCIAL DATA

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i--SCHEDULE OF ASSETS
(HELD AT END OF YEAR) DECEMBER 31, 2003

-----------------------------------------------------------------------------------------------------------------------------

                                              (c) Description of Investment, Including
      (b) Identity of Issue, Borrower,             Maturity Date, Rate of Interest,                               (e) Current
(a)        Lessor or Similar Party                Collateral, Par, or Maturity Value               (d) Cost           Value

*    Various participants                Participant loans at interest rates of 4.75% to 10.5%.        **         $ 48,071,764


*    Party-in-interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                       INTERNATIONAL PAPER COMPANY
                                       HOURLY SAVINGS PLAN



                                       By: /S/ Robert Florio
                                           ---------------------------------
                                           Robert Florio, Plan Administrator

Date: June 25, 2004
      Memphis, Tennessee